UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                        FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934


             WINFIELD FINANCIAL GROUP, INC.
          -------------------------------------
      (Name of Small Business Issuers in its charter)

          NEVADA                        88-0171634
       ------------                   -------------
(State or other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization)

   2770 S. Maryland Parkway,               89109
   Suite 402, Las Vegas, NV
   ------------------------               -------
    (Address of principal               (zip code)
     executive offices)

Issuer's telephone number: 702-731-0030

Securities to be registered under section 12(b) of the Act: None

Securities to be registered under section 12(g) of the Act:

20,000,000 shares of Common Stock, par value $0.001

5,000,000 shares of Preferred Stock, par value $0.001



PAGE-1-



                      TABLE OF CONTENTS



PART I - ITEM 1. DESCRIPTION OF BUSINESS                        3
 RISK FACTORS                                                   5

PART I - ITEM 2. PLAN OF OPERATIONS                             9

PART I - ITEM 3. DESCRIPTION OF PROPERTY                       12

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                          14

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS                                            15

PART I - ITEM 6. EXECUTIVE COMPENSATION                        17

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                                   17

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                    18

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS                                            19

PART II - ITEM 2. LEGAL PROCEEDINGS                            20

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE             20

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES     20

PART F/S. FINANCIAL STATEMENTS                                 26

PART III - ITEM 1.  EXHIBITS                                   27





PAGE-2-



PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Winfield Financial Group, Inc. was founded under the laws of the state of Nevada on May 2, 2000.

Since our inception we have devoted our activities to the following:

*    Raising capital;
*    Establishing our business brokerage business; and
*    Developing markets for the services we offer.

We have conducted our operations since May 2, 2000. We are a development stage company. For the period from inception to June 30, 2002, we generated no revenues of and had a loss of $48,500.

We have an informal agreement to acquire Financial Marketing, Inc. or FMI which was incorporated in Nevada on January 6, 1981. FMI is licensed by the State of Nevada as a commercial real estate and business brokerage. It has a primary role of brokering the sale of middle market businesses. It is also involved in business consulting and business valuation. FMI services have been utilized by Small Business Administration, Nevada Small Business Development Center, State Industrial Insurance System and appearances in District and Family Court on many business matters.

We have an informal agreement to acquire Vanguard Commercial, Inc. which was incorporated on February 24, 1999 as a Nevada commercial real estate company. The firm was established to take advantage of the commercial real estate market and the leads and referrals from FMI, a business brokerage.

We have not finalize the terms of these agreements but intend to do so by early 2003.

Winfield Financial Group, Inc. will offer our clients and customers a "one-stop-shop" of business services. Many of these services will be customized from established packages according to the requirements of our clients and customers.

* We intend to act primarily as a business broker, primarily representing sellers offering business with a sales volume range from $5 to $75 million in revenues.

* We also provide, on an infrequent basis, buyer services to include, but not limited to, buyer-broker agreements and individual business searches, consulting, and negotiations.



PAGE-3-



Our fee structure will be as follows:

     * Five percent of the first two million dollars of a transaction's total sales price;
     * Four percent of the second two million dollars of a transaction's total sales price;
     * Three percent of the third two million dollars of a transaction's total sales price;
     * Two percent of the fourth two million dollars of a transaction's total sales price.
     * One percent of a transaction's total sales price thereafter.

Marketing

We will market our products and services through a wide range of media sources. We will utilize the Internet, trade journals, and newspapers, such as the Wall Street Journal, direct targeted industry mailings and other brokers that may have a buyer for our clients.

Following our acquisition of FMI, we will share FMI's database of buyers and businesses built from more than a ten-year span of information complied by FMI, which provides
information  for  comparative  pricing  as  well  as   sales
analysis. It is intended that after the proposed acquisition we will utilize the network of professionals developed by FMI to assist in confidentially marketing and selling various businesses over the past two decades. FMI is a member, and may utilize marketing sources as provided by
Wall  Street  Journal, Duns Marketing (Duns  &  Bradstreet),
Nation-List        International       (www.nationlist.com),
International       Business      Brokers      International
(www.ibba.org),Property-Line         (www.propertvline.com),
Commercial Marketing Group (www.cmglv.com), the FMI internet
website       (www.fminevada.com),       www.bizbuysell.com,
www.businessesforsale.com as well as several  others.    FMI
is a company which provides marketing resources and media channels within the group to better assist their clients. This is the reason the acquisition of FMI would be of benefit to Winfield Financial Group. We will also adopt FMI's sales method of packaging each business to anticipate and confidentially answer all qualified, potential buyers' concerns. The FMI presentation packages standardize the business financial information to provide a potential buyer a comprehensive view of the target business in relation to other businesses in the same market.

Competition

We face competition from numerous business brokerage companies, some of which are more established, benefit from greater market recognition, have greater financial and marketing resources, and a broader geographical base than us. The market for these services has grown dramatically in recent years as a result of the international, national, and local economies. Our market is intensely competitive, highly fragmented and subject to rapid technological change. We expect competition to persist and intensify in the future. This competition may diminish our market share or our ability to gain entry into certain markets.



PAGE-4-



Our current and potential competitors of comparable size include:

*    Nevada First Business Brokers, Las Vegas, Nevada
*    Webster Business Group, Las Vegas, Nevada
*    Sunbelt Business Brokers, Las Vegas, Nevada

We intend to compete with these various types of business brokerage firms through the extensive background and experience of our management in this industry and, when acquired, through the use of FMI's proprietary database.

Regulation

We are required to obtain a Nevada real estate broker license. We will operate under and are in the process of obtaining a Nevada real estate broker license. As such, under relevant Nevada law and regulations, we will be required to have and maintain a definite place of business within the state, which must be a room or rooms used for the transaction of real estate business, or such business and any allied businesses, and which must serve as the office for the transaction of business under the authority of the license, and where the license must be prominently displayed. We will also be required to comply with all licensing, disclosure and other regulations governing the operation of real estate brokerage firms in Nevada and other states in which we may in the future operate.

Employees

We currently do not have any full time employees at this time and pay for clerical assistance as required along with the rent to FMI.

Reports to Shareholders

As a result of this filing, we will become subject to the information and reporting requirements of the Securities
Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For  further  information about us,  please  refer  to  this
registration  statement  and  the  exhibits  thereto.   This
registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This registration statement and other information filed with the SEC is also available at the web site maintained by the SEC at http://www.sec.gov.



PAGE-5-



RISK FACTORS

Our poor financial condition means that you will be unable to determine whether we will ever become profitable.

We have conducted our operations since May 2, 2000. We are a development stage company. For the period from inception to June 30, 2002, we generated no revenues and had a loss of $48,500. We had $8,269 of cash available as of June 30, 2002. Because we essentially have no overhead, we need no additional money to carry our operations throughout the next 12 months.

In order to become profitable, we will still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not rise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

Because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our  business  development is contingent  upon  raising
debt  or  equity funding. We have no sources of funding
identified.  You must consider the risks, difficulties,
delays   and   expenses   frequently   encountered   by
development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

* Inability to raise necessary revenue to operate for the next 12 months or thereafter
* Advertising and marketing costs that may exceed our current estimates
*    Unanticipated development expenses
* Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses, including advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

*    Total assets, liabilities, and equity
*    Total revenues
*    Gross and operating margins
*    Labor costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable.
Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.



PAGE-6-



Our officers and directors can exert control over matters requiring stockholder approval.

Our officers and directors beneficially own approximately 73.37% of our outstanding common stock. This individual will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Robert W. Burley, our president and treasurer, and Mark
Johnson, our vice president, make our management decisions;
if we lose their services, our revenues may be reduced.

Our business has been managed by Robert W. Burley, our President and Treasurer, and Mark Johnson, our Vice President. The success of our business is dependent upon the expertise of Robert W. Burley and Mark Johnson. Because Robert W. Burley our and Mark Johnson are essential to our operations, you must rely on their management decisions. We have not entered into any agreement with Robert W. Burley and Mark Johnson that would prevent them from ceasing to provide services to our company, nor have we obtained any key man life insurance relating to them. If we lose their services, we may not be able to find management with comparable experience. As a result, the loss of Robert W. Burley's or Mark Johnson's services could reduce our revenues.

We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.

Because our common stock may considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.



PAGE-7-



Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Shares eligible for future sales under Rule 144 if sold could reduce the market price of our shares.

There are 1,294,150 shares of our common stock held by non-affiliates and 3,600,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, all are currently freely transferable. The remaining shares may be resold under Rule 144, subject to a lock up letter restricting their resale until the earlier of:

*    May 5, 2001
*    When the Company's stock is traded on the Over-the-
     Counter Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
* The shares are listed on the NASDAQ Small Cap or higher market; or
* We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to their aggregate purchase price of the shares

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock. Trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.



PAGE-8-



As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, upon termination of the lock-up agreement. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.


SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.


PART I - ITEM 2. PLAN OF OPERATIONS

Winfield Financial Group, Inc. was founded under the laws of the state of Nevada on May 2, 2000.

Since our inception we have devoted our activities to the following:

*    Raising capital;
*    Establishing our business brokerage business; and
*    Developing markets for the services we offer.

We intend to act primarily as a business broker, exclusively representing sellers and advising buyers desiring to acquire businesses. We will target sellers looking to sell their private companies with a sales volume range from $5 to $75 million in revenues.

We have conducted our operations since May 2, 2000. We are a development stage company. For the period from inception to June 30, 2002, we generated no revenues and had a loss of $48,500. We had $8,269 of cash available as of June 30, 2002. Because we essentially have no overhead, we need no additional money to carry our operations throughout the next 12 months.



PAGE-9-



In order to become profitable, we will still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not rise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

Future Plans

Milestone or Step  Expected Manner of    Date When Step        Cost of
                      Occurrence or         Should be         Completion
                        Method of         Accomplished
                       Achievement
---------------------------------------------------------------------------
     Licenses
------------------ File completed
Apply and obtain   Application and           January 2003         $1,000
Nevada Real Estate Gain Nevada Real
License.           Estate Division
                   Approval
---------------------------------------------------------------------------
  Facilities
------------------ Review Area for a
Locate and         2,000 Sq Ft Lease           March 2003         $4,000
Establish          Purchase Contract.
Office Facilities.
---------------------------------------------------------------------------
Information (IMS)
------------------
A)Establish        Utilizing Standard
Information        Information
management         Programs and             November 2002         $5,000
System (IMS).      Hardware.

B)Implement        Install Programs         November 2002            -0-
Information        and Run Tests.
Management
System (IMS).

C)Evaluate         Run Audit Reports        December 2002            -0-
Information        And Compare to
Management System  Physical records.
(IMS).

D)Adjust           Using Audit              December 2002            -0-
Information        Results Adjust
Management         Information
System (IMS).      Management System
                   (IMS).
---------------------------------------------------------------------------



PAGE-10-



---------------------------------------------------------------------------
   Personnel       Utilizing Nation-
-----------------  List
A)Recruiting       International,            December 2002           -0-
Associates.        International
                   Business Brokers
                   Association.
B)Training
Associates.        First Group of                                    -0-
                   Trained                    January 2003
C)Evaluating       Associates.
Associates.                                                          -0-
                   Review First Group
                   Associates                February 2003
                   Results.
---------------------------------------------------------------------------
   Documents
-----------------
A)Design forms,
Contracts,         Utilize Standard          November 2002           -0-
Literature and     Forms Approved by
Media Kits.        Legal.

B)Print forms,     Obtain Bids and                                $3,000
Contracts,         Contract for               January 2003
Literature and     Printing.
Media Kits.
---------------------------------------------------------------------------
     Policies
-----------------  Utilizing Standard
A)Establish        Policies and              November 2002           -0-
Operation Policies Procedures
And Procedures.    Approved by Legal.

B)Implement        Issue and                  January 2003          $600
Operation Policies Distribute
and Procedures.    Associates'
                   Handbook
---------------------------------------------------------------------------
Marketing WFG
-----------------  Determine
A)Finalize Plan.   percentage of            November 2002            -0-
                   various Media.
B)Execute Plan     Place Ads and            December 2002         $5,000
Branding WFG       Other Media
---------------------------------------------------------------------------
       Clients
(Sellers & Buyers)
-----------------  Utilizing Wall
                   Street Journal,
A)Implement        BizBuySell.com,           January 2003         $1,000
Client Search.     International
                   Business Brokers
                   Association and
                   other media.

B) Direct Mail     Utilizing I-Market                             $4,300
Campaign to Select and Other Lists           January 2003
List.              for
                   Clients.
                                                                     -0-
C)Servicing        Working with
Clients.           Sellers and Buyers       February 2003
                   To Structure
                   Deals.
---------------------------------------------------------------------------



PAGE-11-



---------------------------------------------------------------------------
Acquisitions
-----------------  Utilizing I-
A) Indentify       market, Nation-          November 2002            -0-
Acquisition        List
Candidates.        International,Trad
                   e Journals,
                   International
                   Business Brokers
                   Association.

B)Employ                                     January 2003         $5,900
Acquisition Search Seek Acquisition
Firms for Possible to Assist in
Acquisition        Identifying
Candidates.        And Evaluating
                   Acquisition
C) Direct Mail     Candidates.                 March 2003         $2,400
Campaign to select
list.              Utilizing I-Market
                   and Other Lists             March 2003            -0-
D)Evaluating and   for
Identifying        Acquisition
Potential          Candidates.
Acquisition        Process Potential
Candidates.        Acquisition                  July 2003            -0-
                   candidates with
E)Structure and    criteria.
Acquire
Businesses.        Structure and
                   Acquire
                   Businesses.
---------------------------------------------------------------------------
VCI Acquisition
-----------------
A)Establish Price  Audit VCI                   March 2003         $3,000

B)Structure        Financial & Legal                                 -0-
Transaction        Structure Review            April 2003

C)Implement        VCI and WFG                                       -0-
Transaction        Boards' Approval
                   Complete                     June 2003
                   Transaction
---------------------------------------------------------------------------
FMI Acquisition (1)
-----------------
A)Establish Price  Audit VCI                   March 2003         $3,000

                   Financial & Legal                                 -0-
B)Structure        Structure Review            April 2003
Transaction
                   FMI and WFG                                       -0-
C)Implement        Boards' Approval
Transaction        Complete                     June 2003
                   Transaction
---------------------------------------------------------------------------



PAGE-12-



---------------------------------------------------------------------------
     Internet
-----------------
Complete WFG Web   Design and Install       December 2002         $4,000
Site.              WFG Web Site.
---------------------------------------------------------------------------


     (1) We have an informal agreement to acquire Financial Marketing, Inc. or FMI which was incorporated in Nevada on January 6, 1981. FMI is licensed by the State of Nevada as a commercial real estate and business brokerage. It has a primary role of brokering the sale of middle market businesses. It is also involved in business consulting and business valuation. FMI services have been utilized by Small Business Administration, Nevada Small Business Development Center, State Industrial Insurance System and appearances in District and Family Court on many business matters.

     We have an informal agreement to acquire Vanguard Commercial, Inc. which was incorporated on February 24, 1999 as a Nevada commercial real estate company. The firm was established to take advantage of the commercial real estate market and the leads and referrals from FMI, a business brokerage.

     We have not finalize the terms of these agreements but intend to do so by early 2003.

If any of the steps above are not completed as presented in the preceding milestone table, it could delay the overall schedule and reduce the 2003 revenues.

PART I - ITEM 3. DESCRIPTION OF PROPERTY

We  occupy 400 square feet of office space located at  2770
S.  Maryland  Parkway, Suite 402, Las Vegas, Nevada  89109.
Our telephone number is (702) 731-0030. We lease space from Financial Marketing, Inc. on a month to month lease basis at the rate of $400.00 per month.

We believe that our facilities are adequate to meet our current needs. However, as we continue to implement our business plan, we may need to relocate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future.

We do not intent to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.



PAGE-13-



PART  I  -  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.

Name and Address               Number of       Percentage
                                Shares
------------------------------------------------------------
Robert Burley *               2,325,000          47.51%
2202 Marlboro Drive,
Henderson, NV 89014
Linda Burley *                1,015,000          20.74%
2202 Marlboro Drive,
Henderson, NV 89014
Financial Marketing Inc.        200,000           4.09%
2770 S. Maryland
Parkway,
Suite 402, Las Vegas,
NV 89109
Mark Johnson                     50,000           1.03%
864 Spruce Ridge Drive,     --------------------------------
Stewart, FL 34994
GoPublicToday.com, Inc.         400,000           8.17%
Stephen Brock,              --------------------------------
President
500 N. Rainbow Blvd.
Suite 300
Las Vegas, NV 89107
All officers and              3,590,000          73.37%
directors as a group [4     --------------------------------
persons]

*  Robert W. Burley, President, Treasurer, CEO and  Linda  B
Burley, Secretary are husband and wife.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 4,894,150 shares of common stock outstanding as of August 20, 2002.

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors, executive officers and key employees are as follows:



PAGE-14-



NAME                AGE                  POSITION
----------------  ------        -------------------------------
Robert W. Burley    56                   President,
                                         Treasurer,
                                         Director, CEO

Linda B. Burley     53                   Secretary

Dr. Thomas Guthrie  54                   Director

Mark Johnson        38                   Vice President and
                                         Director

Daniel Geiger       57                   Director

Mr. Burley has been President, Treasurer, Director, and CEO since our inception. Mr. Burley has been President and corporate broker for Financial Marketing, Inc. since January 1981 and oversees the management team of FMI. The firm has a primary role of brokering the sale of middle market businesses. The firm is also involved in business consulting and business valuation. Robert E. Hart will take over the daily operations as Vice President and Corporate Broker in 2003 relieving Mr. Burley of the daily company management. It is estimated that Mr. Burley will apply 90% to Winfield and 10% to FMI and VCI. Mr. Burley has been President of Vanguard Commercial, Inc., which is a commercial real estate company since July of 1999. There are no daily duties for Mr. Burley because Richard Lybbert is in charge of daily operations as the Vice President and corporate broker. He holds a license as Corporate Real Estate Broker issued by Nevada Real Estate Division. In 1972 he received a Bachelor of Science degree from Ohio University, Athens Ohio.

Linda Burley has been our secretary since inception. She devotes a minimum time to our business. She joined The MGM Grand Hotel in March 2000 as National Sales Manager. She was promoted to Senior National Sales Manager in January 2002 and currently holds that position. Her responsibilities include securing convention business for The MGM Grand Hotel and specializes in corporate accounts located in The Northeast United States with emphasis in the pharmaceutical and insurance industries. Prior to joining The MGM Grand, Ms. Burley was National Sales Manager for The Mandalay Bay Resort from June 1998 to March 2000. Prior to this position, she held the position for Alexis Park Resort from August 1988 to June 1998, working as Vice President of Sales & Marketing for that company during her last 5 years. She currently holds the designation of "Certified Meeting Professional," a designation offered through the Convention Industry Council, and has held that designation for five years. She is currently enrolled at the University of
Nevada, Las Vegas and working towards a Bachelor of Arts degree in Communications.



PAGE-15-



Mark D. Johnson, Vice President, joined Financial Marketing, Inc. with a Nevada Real Estate Broker/Salesman's license in May of 2000 and became a director in January of 2002. From June of 1997 until May of 2000, Mr. Johnson was the managing partner of Taylor-Johnson LLC, the Dealer Development operators of a Ford Dealership in the State of Washington. Along with being the managing partner, Mr. Johnson was the day to day operator of the dealership and held a license as a new car dealer in the State of Washington. From May of 1986 to June of 1997, Mr. Johnson was a licensed automobile dealer and owner of Cascade 4 Wheel Drive, Inc., a truck dealership, in Seattle Washington. Mr. Johnson attended Eastern Washington University from September of 1981 unto May of 1986 as a Finance Major and a Computer Science Minor.

Dr.  Thomas Guthrie is President and CEO of Southern Nevada
Certified   Development  Company,  a   federally   licensed
regionally   certified  economic  development   investment-
banking firm that he formed and has worked continually since January 1983. He served as Chairman of the Nevada
Delegation on the White House Conference on Small Business in July 1995. He received a Bachelor of Arts in Psychology and Education in June of 1976, MBA June of 1983 and a Doctor of Letters Degree in June of 1992 all from Clayton
University.

Daniel C. Geiger joined us in August of 2002. Since January, 1991 he has been President of Master Plan, Inc., a Las Vegas, NV consulting firm offering software to the construction industry, as well as tax and accounting assistance to various small businesses in a variety of fields. Mr. Geiger graduated from Northeastern School of Commerce, Bay City, and Michigan in June 1965 with an accounting major.

Directors serve for a one-year term.

Our bylaws currently provide for a board of directors comprised of a minimum of 3 directors.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

Robert  W.  Burley, President, Treasurer, CEO and  Linda  B.
Burley, Secretary are husband and wife.

Legal Proceedings

No   officer,  director,  or  persons  nominated  for   such
positions,  promoter  or  significant  employee   has   been
involved in legal proceedings that would be material to an evaluation of our management.



PAGE-16-



PART I - ITEM 6. EXECUTIVE COMPENSATION


Executive Compensation

The following table sets forth compensation paid to Mr.
Burley, our current president and CEO. No other executive officer received compensation in excess of $60,000 during that period.

Name           Position        Year          Compensation
----------     ------------   ------------   -------------
Robert W.      President,      2000 & 2001       $0
Burley         Treasurer and
               CEO

No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, were paid to this individual during these periods.

We currently have no agreements to pay compensation to any of our executive officers

Board Compensation

Members of our Board of Directors do not receive cash compensation for their services as Directors, although some
Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings.


PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

Winfield  Financial Group does not own any real or  personal
property.   Financial  Marketing, Inc. has  provided  office
services at a monthly fee of $400.00 on a month to month basis .

The officers and directors are involved in other business activities and most likely will stay involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A policy for handling such a conflict has not yet been formulated.

Robert   W.  Burley,  Linda  B.  Burley,  Mark  D.  Johnson,
Financial  marketing,  Inc., Brandon  R.  Burley,  Jason  E.
Burley have agreed not to sell their common stock until the earlier of:

*    May 5, 2001
* When the Company's stock is traded on the Over-the-Counter Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
* The shares are listed on the NASDAQ Small Cap or higher market; or
* We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to their aggregate purchase price of the shares



PAGE-17-



Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter. We are not a subsidiary of any company.


PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 20,000,000 shares of common stock, par value $0.001. As of August 20, 2002, we have 4,894,150 shares of Common Stock issued and outstanding held by 76 shareholders of record.

Each  share of our common stock entitles the holder  to  one vote, either in person or by proxy, at meetings of the shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The vote of the holders of a majority of the issued and outstanding shares of common stock is sufficient to make certain fundamental corporate changes such as liquidation, reorganization, merger or an amendment to our articles of incorporation and to authorize, affirm, ratify or consent to these acts or action, subject to the provisions of Nevada law.

Holders of our common stock have no preemptive rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our articles of incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We   are  authorized  to  issue  5,000,000  shares   of
preferred  stock, par value $0.001, of which no  shares
are   issued.   These  shares  may  be  issued  at  the
discretion of the board of directors in such series containing such rights and preferences as the board shall determine. We currently have no intent to issue any shares of preferred stock.



PAGE-18-



Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.


PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Lock-Up Provisions

Robert   W.  Burley,  Linda  B.  Burley,  Mark  D.  Johnson,
Financial  marketing,  Inc., Brandon  R.  Burley,  Jason  E.
Burley have agreed not to sell their common stock until the earlier of:

*    May 5, 2001
* When the Company's stock is traded on the Over-the-Counter Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
* The shares are listed on the NASDAQ Small Cap or higher market; or
* We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to their aggregate purchase price of the shares

Holders

As  of  July  31, 2002, we have 4,894,150 shares  of  Common
Stock issued and outstanding held by 76 shareholders of record.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.



PAGE-19-



PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.


PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On May 5, 2000, we issued 3,600,000 shares of our authorized common stock to six founding shareholders of record for $4,600 or $0.0013 per share. (Robert W. Burley, Linda B. Burley, Mark D. Johnson, Financial Marketing, Inc., Brandon
R. Burley and Jason E. Burley)

The exemption provided under section 4(2) was available because:

* None of these issuances involved underwriters, underwriting discounts or commissions.
* Restrictive legends are placed on all certificates issued.
* The distribution did not involve general solicitation or advertising.
* The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

On May 5, 2000, we issued 400,000 shares of our common stock to GoPublicToday.com's for services rendered and to be rendered valued at $.10 per share for total consideration of $40,000.

GoPublicToday.com's services consists of the preparation and filing of all required documents with regards to (1) the registration of the direct public offering and (2) the full registration, under Section 12(d) or 12(g) of the Securities Exchange Act, of the Form 10-SB; the preparation of Form 211 to be filed with NASD, assist client with locating and negotiating a contract with a licensed level three market maker, and assisting client in answering any and all comment letters received from the NASD. The agreements continue until our securities are qualified for quotation on the over the counter bulletin board. The value of the services is based on prior services provided by GoPublicToday.com, Inc. and on the cost of similar services provided by other similar service providers.



PAGE-20-



The exemption provided under section 4(2) was available because:

*    None  of   these  issuances  involved  underwriters,
underwriting discounts or commissions.
* Restrictive legends are placed on all certificates issued.
* The distribution did not involve general solicitation or advertising.
* The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

On  or  before  March  31, 2001, the Company  issued  37,000 shares of its common stock to three unaffiliated accredited or sophisticated investors for cash proceeds of $3,700 or $0.10 per share.

The exemption provided under section 4(2) was available because:

* None of these issuances involved underwriters, underwriting discounts or commissions.
* Restrictive legends are placed on all certificates issued.
* The distribution did not involve general solicitation or advertising.
* The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

In July, 2002, the Company completed a public offering of shares of common stock of the Company in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of said offering in the State of Nevada, whereby it sold 857,150 shares of its voting common stock at $.10 per share, for a total of $85,715. In connection with the private placement Winfield Financial incurred direct costs of $8,509 for net proceeds of $77,206.

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides as follows:



PAGE-21-



General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals  therefrom, to be liable to the corporation  or  for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

       3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)



PAGE-22-



      NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

        1.   Any  discretionary  indemnification  under  NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
      (a) By the stockholders;
       (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
       (c)  If  a  majority vote of a quorum  consisting  of
directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
       (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
       2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

  3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
       (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
       (Added  to  NRS by 1969, 118; A 1987, 83; 1993,  976;
1997, 706)

       NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.
       1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.



PAGE-23-



   2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:
      (a) The creation of a trust fund.
      (b) The establishment of a program of self-insurance.
       (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
       (d) The establishment of a letter of credit, guaranty
or surety.
No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
       3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.
      4.  In the absence of fraud:
       (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
      (b) The insurance or other financial arrangement:
             (1) Is not void or voidable; and
              (2) Does not subject any director approving it
to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.
       5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.
      (Added to NRS by 1987, 80)

Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.



PAGE-24-




With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.













PAGE-25-







PART F/S. FINANCIAL STATEMENTS































PAGE-26-





INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
  Winfield Financial Group, Inc.
  (A Development Stage Company)
  Las Vegas, Nevada

We have audited the accompanying balance sheet of Winfield
Financial Group, Inc. as of June 30, 2002, and the related statements of operations, stockholders' equity, and cash flows for each of the two years then ended and for the period from May 2, 2000 (Inception) through June 30, 2002.
These financial statements are the responsibility of Winfield Financial's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winfield Financial Group, Inc. as of June 30, 2002, and the results of its operations and its cash flows for each of the two years then ended and for the period from May 2, 2000 (Inception) through June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.


Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com


July 29, 2002



PAGE-27-



               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                        BALANCE SHEET
                        June 30, 2002

ASSETS

Assets                                           $    -
                                                ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY:
  Preferred stock; $.001 par value,
5,000,000 authorized,                            $    -
    None issued and authorized
  Common stock, $.001 par value, 20,000,000
shares                                            4,037
    authorized, 4,037,000 shares issued and
outstanding
Additional paid in capital                       44,463
Deficit accumulated during the development      (48,500)
stage                                           ----------
  Total Stockholders' Equity                          -
                                                ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $     -
                                                ==========

















       See accompanying summary of accounting policies and notes to financial statements.




PAGE-28-




               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF OPERATIONS
              For the Years Ended June 30, 2002
and for the Period From May 2, 2000 (Inception) Through June
                          30, 2002

                                                       Incepti
                                                          on
                                                       Through
                                                         June
                                                         30,
                                   2002       2001       2002
General and administrative      ---------  ---------  ----------
expenses:
  Consulting fees                 $     -   $      -  $  40,000
  Other general and                 1,227      7,273      8,500
administrative                  ---------  ---------  ----------
                                    1,227      7,273     48,500
                                ---------  ---------  ----------
Net loss                          $(1,227)  $ (7,273) $ (48,500)
                                =========  =========  ==========
Net loss per share:
  Basic and diluted                $(0.00)    $(0.00)
                                =========  =========
Weighted average shares
outstanding:
  Basic and diluted             4,037,000  4,037,000
                                =========  =========










       See accompanying summary of accounting policies and notes to financial statements.





PAGE-29-



               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
              STATEMENT OF STOCKHOLDERS' EQUITY
              For the Years Ended June 30, 2002
and for the Period From May 2, 2000 (Inception) Through June
                          30, 2002

                                                         Deficit
                                                          accum.
                                                          during
                                             Addition      the
                         Common Stock        al paid      devel.
                                                in        Stage        Total
                                             capital
                       Shares     Amount
                     ----------  --------   ----------  -----------  ---------
Issuance of common
stock to founders
for cash                                $            $            $          $
                      3,600,000     3,600        1,200            -      4,800

Issuance of common
stock for services      400,000       400       39,600            -     40,000

Net loss                      -         -            -     (40,000)   (40,000)

Balance,             ----------  --------   ----------  -----------  ---------
  June 30, 2000       4,000,000     4,000       40,800     (40,000)      4,800

Issuance of common
stock for cash           37,000        37        3,663            -      3,700

Net loss                      -         -            -      (7,273)    (7,273)
                     ----------  --------   ----------  -----------  ---------
Balance,
  June 30, 2001       4,037,000     4,037       44,463     (47,273)      1,227

Net loss                      -         -            -      (1,227)    (1,227)
                     ----------  --------   ----------  -----------  ---------
Balance,
  June 30, 2002                          $           $            $          $
                       4,037,000   $ 4,037      44,463     (48,500)          -
                     ==========  ========   ==========  ===========  =========




       See accompanying summary of accounting policies and notes to financial statements.




PAGE-30-



               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CASH FLOWS
              For the Years Ended June 30, 2002
and for the Period From May 2, 2000 (Inception) Through June
                          30, 2002

                                                          Inception
                                                           Through
                                                           June 30,
                                     2002        2001        2002
CASH FLOWS FROM OPERATING           --------   --------   ----------
ACTIVITIES
  Net loss                                 $          $            $
                                     (1,227)    (7,273)     (48,500)
  Adjustments to reconcile net
deficit to
  cash used by operating
activities:
      Common stock issued for              -          -       40,000
services                            --------   --------   ----------

CASH FLOWS USED IN OPERATING         (1,227)    (7,273)      (8,500)
ACTIVITIES                          --------   --------   ----------

CASH FLOWS FROM FINANCING
ACTIVITIES
  Issuance of common stock for             -      3,700        8,500
cash                                --------   --------   ----------

NET INCREASE (DECREASE) IN CASH      (1,227)    (3,573)            -
Cash, beg. of period                   1,227      4,800            -
                                    --------   --------   ----------
Cash, end of period                        $          $            $
                                           -      1,227            -
                                    ========   ========   ==========
SUPPLEMENTAL CASH FLOW
INFORMATION:
Interest paid                              $          $            $
                                           -          -            -
Income tax paid                            $          $            $
                                           -          -            -




       See accompanying summary of accounting policies and notes to financial statements.




PAGE-31-



               WINFIELD FINANCIAL GROUP, INC.
                (A DEVELOPMENT STAGE COMPANY)
                NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

Winfield Financial Group, Inc. ("Winfield Financial")has been organized for the primary purpose of providing consulting services as a business broker. Winfield Financial was incorporated in the state of Nevada on May 2, 2000. Winfield Financial will provide consulting services primarily for sellers offering businesses with a sales range of up to approximately $75,000,000 in annual revenues.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United
States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Income Taxes

Winfield Financial accounts for income taxes under the asset and liability approach. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Winfield Financial records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation

Winfield Financial accounts for stock-based compensation under the intrinsic value method. Under this method, Winfield Financial recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant.

Basic Loss Per Common Share.

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent Accounting Pronouncements

Winfield Financial does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Winfield Financial's results of operations, financial position or cash flow.


NOTE 2 - STOCKHOLDERS' EQUITY

The initial authorized capital of Winfield Financial consisted of 20,000,000 shares at $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock.

In May 2000, Winfield Financial issued 3,600,000 shares of common stock to Winfield Financial's founders for $4,800 or $0.0013 per share.



PAGE-32-



In May 2000, Winfield Financial approved entering into various consulting agreements for financial and marketing services, whereby the consultants would be issued 400,000 shares of Winfield Financial's common stock for services to be rendered to Winfield Financial from May 2000 through June 2001. Winfield Financial recorded consulting expense of $40,000 or the fair value of the services provided.

In February 2001, Winfield Financial issued 37,000 shares of common stock for cash proceeds of $3,700 or $0.10 per share.


NOTE 3 - INCOME TAXES

For the period ended June 30, 2002, Winfield Financial incurred net losses and, therefore, has no tax liability.
The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $13,000 at June 30, 2002, and will expire in the years 2020 through 2022.

Deferred income taxes consist of the following at June 30,:

                                2002
  Long-term:                   ----------
    Deferred tax assets         $ 4,000
    Valuation allowance          (4,000)
                               ----------
                                $     -
                               ==========

NOTE 4 - RELATED PARTY TRANSACTIONS

Winfield Financial neither owns nor leases any real or personal property. An officer has provided office services without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein. The officers and directors are involved in other business activities and most likely will stay involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A policy for handling such a conflict has not yet been formulated.


NOTE 5 - SUBSEQUENT EVENT

Winfield Financial completed a private placement in July 2002 pursuant to which it sold 857,150 shares of its voting common stock at $.10 per share, for a total of $85,715. In connection with the private placement Winfield Financial incurred direct costs of $8,509 for net proceeds of $77,206.








PAGE-33-



PART III - ITEM 1.  EXHIBITS


Item 3

1    Articles of Incorporation of Winfield Financial Group, Inc.,
a Nevada Corporation
2    By-laws of Winfield Financial Group, Inc., a Nevada
Corporation

Item 4

1    Form of common stock Certificate of the Winfield
Financial Group, Inc. (1)

Item 23

1   Consent of  Malone and Bailey, CPA.

  All  other  Exhibits called for by Rule 601 of  Regulation
SB-2 are not applicable to this filing.


(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.




                         SIGNATURES

     In   accordance  with  Section  12  of  the  Securities
Exchange   Act   of   1934,  the  registrant   caused   this
registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

         Winfield Financial Group, Inc. (Registrant)

Date:  September 17, 2002

By:     /s/ Robert Burley
     ------------------------
     Robert Burley, President and Principal Executive,
Principal Financial and Principal Accounting Officers






PAGE-34-